Via Facsimile and U.S. Mail
Mail Stop 6010

September 7, 2006

Mr. David Stewart
President
Desert Health Products, Inc.
8221 East Evans Road
Scottsdale, AZ 85260

> **Re: Form 10-KSB for the Fiscal Year Ended December 31, 2005**
> **Filed April 17, 2006**
> **File No. 000-27931**

Dear Mr. Stewart:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to our comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Item 13. EXHIBITS, page 25

1. Please revise your filing to include the Rule 13a-14(a)/15d-14(a) certifications required pursuant to Item 601(b)(31) of Regulation S-B, which you reference as Exhibits 31.1, 31.2, 32.1 and 32.2 herein but did not file with your December 31, 2005 Form 10-KSB.

Unaudited Consolidated Financial Statements

General

2.   Your Form 10-KSB for December 31, 2005 is deficient, as you have not included the required audited financial statements in accordance with Item 310(a) of Regulation S-B.

3.   Please tell us why you have not filed with us on Form 8-K any reports that you have made to the Bankruptcy Court. Refer to Staff Legal Bulletin No. 2.

Unaudited Consolidated Statements of Operations, page F-2

4.   In comparing total general and administrative expense for the year ended December 31, 2005 to the same amount of expense for the nine months ended September 30, 2005, it appears that you recognized negative general and administrative expense of $328,655 for the quarter ended December 31, 2005 which resulted in income from operations of $333,838 for that quarter. Please explain to us the cause of the negative general and administrative expense in the fourth quarter and tell us whether this is indicative of an error(s) in your financial statements for September 30, 2005 and any prior periods.

Notes to Unaudited Consolidated Financial Statements

Note N- Stockholders' Equity, page F-15

5.   You disclose on page F-14 that you awarded 2.75 million of fully vested stock options to officers and/or directors during the year ended December 31, 2005. It also appears that you had 1.5 million of options outstanding as of December 31, 2004. This appears to contradict your assertion that you are not required to comply with the disclosure-only provisions of SFAS No. 123, as amended by SFAS No. 148. Please revise your filing to provide the information required by paragraph 45 c. of SFAS No. 123 for the financial statement periods presented or tell us why this revision is unnecessary.

*   *   *   *

As appropriate, please amend your filing and respond to our comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your response that keys your response to our comments. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Bruckner, Staff Accountant, at (202) 551-3657 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant